SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                   SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)


                                Thomas Nelson, Inc.
                                -------------------
                                  (Name of Issuer)


                                   Common Stock
                                Class B Common Stock
                                --------------------
                            (Title of Class of Securities)


                                      640376109
                                      640376208
                                --------------------
                                   (CUSIP Number)



                                    Sam Z. Moore
                   501 Nelson Place, Nashville, TN  37214-1000
                                   (615) 889-9000
                                --------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications)


                                    July 3, 2003
                                --------------------
              (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 640376109                13D                             Page 2 of 7
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      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sam Z. Moore
      SSN ####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
      Not applicable                                                 (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
      SEC USE ONLY
3
------------------------------------------------------------------------------
	SOURCE OF FUNDS
4	N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                        [  ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
------------------------------------------------------------------------------
                                SOLE VOTING POWER
                           7    1,718,747 shares of Common Stock (includes
                                524,834 shares of Class B Common Stock which
                                are convertible into Common Stock on a one to
                                one basis and 75,561 options to acquire
                                Class B Common Stock that are vested)
         NUMBER OF       -----------------------------------------------------
          SHARES                SHARED VOTING POWER
       BENEFICIALLY        8    34,853 shares of Common Stock (includes 3,435
         OWNED BY               shares of Class B Common Stock which is
           EACH                 convertible into Common Stock on a one to one
        REPORTING               basis)
          PERSON         -----------------------------------------------------
           WITH                 SOLE DISPOSITIVE POWER
                           9    1,691,298 shares of Common Stock (includes
                                524,834 shares of Class B Common Stock which
                                are convertible into Common Stock on a one to
                                one basis and 75,561 options to aquire Class B
                                Common Stock that are vested)
                         -----------------------------------------------------
                                SHARED DISPOSITIVE POWER
                           10   62,302 shares of Common Stock (includes 3,435
                                shares of Class B Common Stock which is
                                convertible into Common Stock on a one to one
                                basis)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 1,753,600 shares of Common Stock, consisting of 900,602 shares of Common Stock held directly; 188,063 shares of Common Stock held indirectly; options to purchase 61,105 shares of Common Stock (rights to acquire stock that are vested); 528,269 shares of Common Stock issuable upon conversion of 528,269 shares of Class B Common Stock, which are convertible on a one to one basis at the election of the holder at any time; and options to purchase 75,561 Common or Class B shares (rights to acquire stock that are vested).
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

12    N/A                                                                [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    12.5% Common Stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON

14    IN
------------------------------------------------------------------------------


CUSIP NO. 640376208                13D                             Page 3 of 7
==============================================================================
      NAME OF REPORTING PERSON
1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sam Z. Moore
      SSN ####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
      Not applicable                                                 (a) [  ]
                                                                     (b) [  ]
------------------------------------------------------------------------------
      SEC USE ONLY
3
------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      NA
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                                        [  ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      United States of America
------------------------------------------------------------------------------
                                SOLE VOTING POWER
                           7    600,395 shares of Class B Common Stock
                                (including options to acquire 75,561 shares of
                                Class B Common Stock that are vested)
         NUMBER OF       -----------------------------------------------------
          SHARES                SHARED VOTING POWER
        BENEFICIALLY       8    3,435 shares of Common Stock
         OWNED BY        -----------------------------------------------------
           EACH                 SOLE DISPOSITIVE POWER
         REPORTING         9    600,395 shares of Class B Common Stock
          PERSON                (including options to acquire 75,561 shares of
           WITH                 Class B Common Stock that are vested)
                         -----------------------------------------------------
                                SHARED DISPOSITIVE POWER
                           10   3,435 shares of Class B Common Stock

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 603,830 shares of Class B Common Stock, consisting of 524,834 shares of Class B Common Stock held directly, options to purchase 75,561 shares of Class B Common Stock (rights to acquire stock that are vested), and 3,435 shares of Class B Common Stock held indirectly.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    N/A                                                                [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13    54.88% Class B Common Stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON

14    IN
------------------------------------------------------------------------------

Date:  7/3/2003                                                    Page 4 of 7
==============================================================================
     Item 1.  Security and Issuer.

     This Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), and the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Thomas Nelson, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 501 Nelson Place, Nashville, Tennessee 37214-1000.

     Item 2.  Identity and Background.

     (a)  Sam Z. Moore.

     (b)  501 Nelson Place, Nashville, Tennessee 37214-1000

     (c) President and Chief Executive Officer, Thomas Nelson, Inc., 501 Nelson Place, Nashville, Tennessee 37214-1000.

     (d)  N/A

     (e)  N/A

     (f)  United States.


     Item 3.  Source and Amount of Funds or Other Consideration.

          This Schedule 13D is filed to reflect Mr. Moore's beneficial ownership of Common Stock and Class B Common Stock of the Issuer, including beneficial ownership changes from the classification of exercisable options to purchase 75,561 shares of Common or Class B Common Stock on July 3, 2003. This change was a result of a meeting of the Compensation Committee of the Board of Directors, at which the Compensation Committee clarified that certain options granted to Mr. Moore are exercisable for shares of either Common Stock or Class B Common Stock instead of Common Stock only. No funds were used in the transactions.

     Item 4.  Purpose of Transaction.

          Mr. Moore holds shares of Common Stock and Class B Common Stock described herein for investment purposes, but may consider plans or proposals from time to time, which relate to or would result in:

          (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) a change in the present Board of Directors or management of the Issuer;
               (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;
               (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.



CUSIP NO. 640376109                13D                             Page 5 of 7
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     Item 5.  Interests in Securities of the Issuer.

     (a) Mr. Moore beneficially owns 12.5% of the Common Stock of the Issuer, or 1,753,600 shares of Common Stock, consisting of 900,602 shares of Common Stock held directly; 188,063 shares of Common Stock held indirectly; options to purchase 61,105 shares of Common Stock (right to acquire) that are exercisable; 528,269 shares of Common Stock issuable upon conversion of 528,269 shares of Class B Common Stock, which are convertible on a one to one basis at the election of the holder at any time; and options to purchase 75,561 shares of Class B Common Stock (right to acquire) that are exercisable due to vesting.

     Mr. Moore beneficially owns 54.88% of the Class B Common Stock of the Issuer, or 603,830 shares of Class B Common Stock, consisting of 524,834 shares of Class B Common Stock held directly, 3,435 of Class B Common Stock held indirectly, and options to purchase 75,561 shares of Class B Common Stock that are exercisable due to vesting.

     (b) Mr. Moore has aggregate beneficial ownership of the following number of shares:

          Common Stock:
          -------------
          Sole Voting Power: 1,718,726 shares of Common Stock (includes 524,834 shares of Class B Common Stock which are convertible into Common Stock on a one to one basis) and 75,561 options to acquire Class B Common Stock which are vested

          Shared Voting Power: 34,853 shares of Common Stock (includes 3,435 shares of Class B Common Stock which are convertible into Common Stock on a one to one basis)

          Sole Dispositive Power: 1,691,298 shares of Common Stock (includes 524,834 shares of Class B Common Stock which are convertible into Common Stock on a one to one basis and 75,561 options to acquire Class B Common Stock which are vested

          Shared Dispositive Power: 62,302 shares of Common Stock (includes 3,435 shares of Class B Common Stock which are convertible into Common Stock on a one to one basis)

          Class B Common Stock:
          ---------------------
          Sole Voting Power:         600,395 shares of Class B Common Stock
                                     (including options to acquire 75,561
                                     shares as noted)

          Shared Voting Power:       3,435 shares of Class B Common Stock

          Sole Dispositive Power:    600,395 shares of Class B Common Stock
                                     (including options to acquire 75,561
                                     shares as noted)

          Shared Dispositive Power:  3,435 shares of Class B Common Stock

     Shared Voting Power: Voting power with respect to 34,853 shares of Common Stock beneficially owned (including 3,435 shares of Class B Common Stock) is shared with Mr. Moore's spouse, Peggy Moore, whose address is 33 Northumberland, Nashville, Tennessee, 37215. Mrs. Moore is a homemaker and a citizen of the United States. Mrs. Moore has no disclosures pursuant to Item 2(d) and (e).


CUSIP NO. 640376109                13D                             Page 6 of 7
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     Shared Dispositive Power: Mr. Moore shares dispositive power with respect to 62,302 shares of Common Stock described immediately above. Mr. Moore shares dispositive power with respect to 34,853 shares (including 3,435 shares of Class B Common Stock) with his spouse, Peggy Moore. Mr. Moore shares dispositive power with respect to 27,449 shares of Common Stock beneficially owned and held in the Thomas Nelson Savings and Investment Plan (the "ESOP"). The ESOP trustee is AMVESCAP Retirement (the "Trustee"), a division of AMVESCAP (NYSE symbol AVZ), a Georgia corporation whose principal business is investment and brokerage services. The address of the Trustee's principal office is 1201 Peachtree Street, 400 Colony Square, Suite 2200, Atlanta, GA 30361. To Mr. Moore's knowledge, the Trustee has no disclosures pursuant to Item 2(d) and (e).

     (c) Transactions occurring since the last filing that impacted Mr. Moore's ownership were:

            The vesting of options to acquire 12,894 shares of Class B Common Stock on May 16, 2003;

            The vesting of options to acquire 60,439 shares of Class B Common Stock on May 16, 2003;

            The vesting of options to acquire 2,228 shares of Class B Common Stock on May 29, 2003;

            The vesting of options to acquire 31,105 shares of Common Stock on May 29, 2003;

            The disposition of 50,697 of Common Stock on June 26, 2003 to beneficiaries of a Grantor Annuity Trust, reflecting a reduction in indirect interest in those shares; and

            The receipt of 21 shares in his ESOP account by the Plan Trustee on June 30, 2003.

            The clarification of certain options, as being exercisable for either Common Stock or Class B Common Stock, was made by the Compensation Committee of the Board of Directors on July 3, 2003.
..
     (d)  N/A

     (e)  N/A

     Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

     Mr. Moore's beneficial ownership of the Issuer's Common Stock includes the right to acquire 61,105 shares upon the exercise of certain stock options that have been granted under teh 1992 Employee Stock Incentive Plan. The options that have vested and are exercisable are:

     Options for 30,000 shares of Common Stock, granted May 15, 1997 and expiring May 15, 2007; and

     Options for 31, 105 shares of Common Stock, granted May 29, 2002 and expiring May 29, 2012.

     Mr. Moore's beneficial ownership of the Issuer's Class B Common Stock includes the right to acquire 75,561 shares upon exercise of certain stock options that have been granted under the 1992 Employee Stock Incentive Plan. The options that have vested and are exercisable are:

     Options for 12,894 shares of Class B Common Stock, granted May 16, 2001 and expiring May 16, 2006;

     Options for 2,228 shares of Class B Common Stock, granted May 29, 2002 and expiring May 29, 2007; and

     Options for 60,439 shares of Class B Common Stock, granted May 16, 2001 and expiring May 16, 2011.

     Item 7.  Material to be filed as Exhibits.

	N/A


Date:  7/3/003                                                    Page 7 of 7
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                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         BY: /s/ Sam Z. Moore
                                             -----------------
                                             Sam Z. Moore, President
                                               and Chief Executive
                                                     Officer

Dated:   July 28, 2003
       ------------------